Can-Fite Subsidiary OphthaliX Provides an Update on its Clinical Developments and Strategic Plans

•	Glaucoma Phase II ongoing study will enroll patients to the next higher dose without an interim analysis, no safety issues have been recorded
•	Based on lack of correlation between target expression and response of patients to the drug, the development of CF101 for Dry Eye Syndrome will be terminated
•	OphthaliX is actively evaluating new ophthalmic technologies to enrich its pipeline

Petach Tikva, Israel, June 9, 2014 / Can-Fite BioPharma Ltd. (NYSE MKT: CANF) (TASE: CFBI), a biotechnology company with a pipeline of proprietary small molecule drugs that address inflammatory and cancer diseases, announced today that its subsidiary, OphthaliX, Inc., has issued an update on its clinical developments and strategic plans:

•	Glaucoma - OphthaliX is focused on the development of CF101 for the treatment of glaucoma, with a Phase II study ongoing in Israel and Europe. OphthaliX intends to amend the ongoing Phase II study protocol and continue to the second cohort, where patients will be treated with 2 mg CF101 or placebo. This decision is based on positive data from the psoriasis Phase II/III study currently conducted with CF101 by Can-Fite. As a result, there will not be an interim analysis and the full study data is expected to be announced in mid-2015. If successful, the treatment of glaucoma with an oral drug has the potential to be a breakthrough treatment in resolving patient compliance issues with current topical treatments. A third-party validation for the utilization of A3 adenosine receptor agonists for lowering intraocular pressure and treating glaucoma has been recently published by Professor M. Francesca Cordeiro, a Professor of Glaucoma & Retinal Neuro-degeneration at the University College of London and Imperial College in London.

•	Dry Eye Syndrome - OphthaliX has decided to end the development of CF101 for the dry eye syndrome indication. This decision is based on a lack of correlation between patients' response to CF101 and over-expression of the drug target, the A3 adenosine receptor in this patient population.

•	In-Licensing New Technologies - As part of OphthaliX’s corporate strategy to build a specialized ophthalmic company that develops and in-licenses drugs for the treatment of ophthalmic diseases, OphthaliX is currently exploring opportunities to obtain technologies that will complement and expand the existing pipeline.

About CF101

CF101, an A3 adenosine receptor (A3AR) agonist, is a novel, first in class small molecule orally bioavailable drug which binds with high affinity and selectivity to the A3AR, which is known to be over-expressed in inflammatory cells. The drug acts as a neuro-protective agent and prevents apoptosis of retinal ganglion cells.

About Can-Fite BioPharma Ltd.

Can-Fite BioPharma Ltd. (NYSE MKT: CANF) (CFBI.TA) is an advanced clinical stage drug development company with a platform technology that is designed to address multi-billion dollar markets in the treatment of cancer and inflammatory diseases. The Company's CF101 is in Phase II/III trials for the treatment of psoriasis and the Company is preparing for a Phase III CF101 trial for rheumatoid arthritis. Can-Fite's liver cancer drug CF102 is in Phase II trials and has been granted Orphan Drug Designation by the U.S. Food and Drug Administration. CF102 has also shown proof of concept to potentially treat other cancers including colon, prostate, and melanoma. These drugs have an excellent safety profile with experience in over 1,200 patients in clinical studies to date. For more information please visit: www.can-fite.com

Forward-Looking Statements

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Contact

Can-Fite BioPharma

Motti Farbstein

info@canfite.com

+972-3-9241114

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